Mail Stop 3561

January 13, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Randolph L. Marten
Chief Executive Officer
Marten Transport Ltd.
129 Marten Street
Mondovi, WI 54755

Re: Marten Transport Ltd
**   Form 10-K for the year ended December 31, 2008**
**   Filed March 13, 2009**
**   File No. 0-15010**

Dear Mr. Marten:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief